UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Taxpayer ID (CNPJ) 04.032.433/0001-80
Company Registry ID (NIRE) 33300275410
Publicly-held Company

NOTICE TO THE MARKET

Rio de Janeiro, December 16 2011 - Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY), adding to information already disclosed in the Material Fact dated October 26 2011, announces that the termination of the American Depositary Receipts ("ADR") Program, Level I, will take place on January 13, 2012. From this date on holders may still surrender DRs for cancellation and receipt of preferred shares in Brazil. On or about one year after termination, The Bank of New York Mellon will promote the sale of any outstanding shares.

In connection with such termination, Contax hereby informs holders of its intent to deregister its preferred shares under the Securities Exchange Act of 1934 and to cease filing reports with the SEC. Contax expects to file a Form 15-F with the SEC on or about the date hereof.

The Company will keep the market and its shareholders informed about any material events related to the termination of the ADR Program

Marco Norci Schroeder
Investor Relations Officer
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.